SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PENN Capital Funds Trust

Address of Principal Business Office:

Navy Yard Corporate Center
3 Crescent Drive, Suite 400
Philadelphia, Pennsylvania 19112

Telephone Number (including area code): (215) 302-1500

Name and Address of Agent for Service of Process:

Richard A. Hocker, President
PENN Capital Funds Trust
Navy Yard Corporate Center
3 Crescent Drive, Suite 400
Philadelphia, Pennsylvania 19112

With Copies to:
Michael P. O’Hare
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Philadelphia and the State of Pennsylvania on the 13th day of November, 2014.

PENN Capital Funds Trust
By:	/s/ Richard A. Hocker
Richard A. Hocker
President

Attest:	/s/ Lisa L.B. Matson
Lisa L.B. Matson
Secretary